COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

August 4, 2017
VIA EDGAR

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-3561

Re:	Compass Diversified Holdings
Form 10-K for the Year Ended December 31, 2016
Filed March 2, 2017
File No. 001-34927

Dear Mr. O'Brien,
On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “Company”), set forth below are our responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 24, 2017 relating to the above-captioned Form 10-K for the Year Ended December 31, 2016 filed with the Commission on March 2, 2017 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to Holdings and the Company collectively. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K. All responses are those of Holdings and the Company only.

Form 10-K for the year ending December 31, 2016

Management's Discussion and Analysis, p.76

1.
We noted that you present and discuss pro forma financial information for the 5.11 acquisition for each of the three years ended December 31, 2016. In a similar manner, you present pro forma financial information for multiple years for other acquisitions. We remind you that pro forma financial information should generally only be prepared for the most recent fiscal year and subsequent interim period pursuant to Rule 11-02(c)(2) of Regulation S-X. If it is determined that additional supplemental discussion would be meaningful for more than these periods, the supplemental discussion should be limited to revenues and cost of revenues. We also remind you that supplemental discussions based on pro forma financial information should be provided in addition to discussion of historical financial results and should not be presented with greater prominence that the discussion of historical results. Please revise you results of operations discussion.

We acknowledge the Staff’s comment, and respectfully inform the Staff that we provide a discussion of our historical consolidated results of operations in the beginning of Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations. Subsequent to the discussion of our historical consolidated results of operations, we present additional comparative disclosure of the historical results of operations for each of our businesses on a stand-alone basis which include relevant pro-forma adjustments prepared in a manner consistent with Article 11 of Regulation S-X for periods prior to acquisition date. To the extent that we present periods prior to the acquisition date of those businesses, we obtain the results of operations prior to our ownership from historical financial records of the acquired business for purposes of the pro-forma presentation.

In determining the content of our MD&A, we sought to focus on material information by discussing key performance indicators at each of our segments that management uses to manage the business and we felt would be material to our investors, including not only “net sales” and “cost of sales,” but also “selling, general and administrative expenses,” “management fees” and “amortization of intangibles.” The format we chose to analyze and discuss the key performance indicators was year over year comparisons. The challenge is that we did not own all these businesses for the entire period being discussed and analyzed in our MD&A. We note Rule 11-02(c)(2) of Regulation S-X as well as Section 9220.8 of SEC Division of Corporation Finance’s Financial Reporting Manual, but due to our unique organizational and business structure, we believe our presentation of results of operations in the manner selected (including presentation of pro forma financial information for “selling, general and administrative expenses,” “management fees” and “amortization of intangibles” for the year(s) prior to the acquisition of some of our businesses) is consistent with the objectives of MD&A. The instructions to Item 303 of Regulation S-K provide that, generally, “the discussion shall cover the three year period covered by the financial statements and shall use year-to-year comparisons or any other formats that in the registrant’s judgment enhance a reader’s understanding.”

We believe that presenting pro-forma comparative results in the MD&A for the periods prior to the acquisition of our businesses in a greater level of detail is necessary for readers to understand the implications of such acquisitions.

Liquidity and Capital Resources, page 100

2.
During the quarter ended September 30, 2016, you changed the previously asserted position to permanently reinvest foreign earnings of certain controlled foreign corporations due to management's plan to repatriate excess corporate cash to pay down debt. Please expand your liquidity and capital resources disclosures to address the following pursuant to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a:

•	Disclose the amount of cash and short term investments held by foreign subsidiaries as compared to your total amount of cash and short term investments;
•Disclose whether or not you need to accrue and pay taxes if these amounts are repatriated;
•Disclose your intentions in regard to repatriating these amounts; and

•
Disclose the nature and extent of legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had are expected to have on your ability to meet cash obligations.

In response to the Staff’s comment, we respectfully inform the Staff that as disclosed in our financial statements, Compass Diversified Holdings and Compass Diversified Holdings LLC are classified as partnerships for U.S. Federal income tax purposes and are not subject to income taxes. The Company does not file a consolidated tax return in any jurisdiction, and each one of the Company’s eight businesses as of December 31, 2016 are treated as standalone taxable entities that file their own consolidated income tax returns in the required jurisdictions. We have generally disclosed the foregoing in Item 1 - Business - Tax Reporting and in the income tax footnote of our audited financial statements in our Form 10-K. Since each business files income tax returns respective to their businesses, we permit the management at each business that has a foreign controlled corporation to maintain its own policy with respect to the repatriation of their foreign cash.

As further background, a component of our acquisition financing strategy that we utilize in acquiring the businesses we own and manage is to provide both equity capital and debt capital, raised at the parent level through our existing credit facility. Our strategy of providing intercompany debt financing within the capital structure of the businesses that we acquire and manage allows us the ability to distribute cash to the parent company through monthly interest payments and amortization of the principal on these intercompany loans. Each loan to our businesses has a scheduled maturity and each business is entitled to repay all or a portion of the principal amount of the outstanding loans, without penalty, prior to maturity. As our liquidity disclosures indicate, our businesses use the cash provided by operations to meet the scheduled repayments of principal and interest on these intercompany loans. The cash that we receive from our businesses through the repayment of intercompany loans is one component of our financing, as we also use equity and debt financings and the proceeds from the strategic disposition of our businesses to fund acquisitions, distributions and corporate expenses. We have generally disclosed the foregoing in the Liquidity and Capital Resources section in our Form 10-K.

As the Staff noted, in our September 30, 2016 10-Q, we disclosed that the management at our Arnold subsidiary business changed their previously asserted tax position that Arnold planned to permanently re-invest foreign earnings of its controlled foreign corporations, resulting in the recording of a deferred tax liability at September 30, 2016 of $2.8 million. Prior to 2015, only our Arnold subsidiary business, which we acquired in 2012, had subsidiaries that were considered foreign controlled corporations. Through various acquisitions in 2015 and 2016, we added four additional businesses that had foreign controlled corporations; however, only Arnold has a foreign cash balance that was material to its business (which amount was not material to us). On a consolidated basis, while the cash held by foreign controlled corporations was approximately 40% of our total cash and cash equivalents balance, this cash represented just 2% of our total available liquidity when our other available liquidity sources noted in our liquidity and capital resources discussion in our Form 10-K are considered, including our investment in Fox Factory Holding Corp. in the amount of$141.8 million and availability under our 2014 Revolving Credit Facility in the amount of $541.2 million as of December 31, 2016. As disclosed in our September 30, 2016 10-Q, pursuant to U.S. tax laws, earnings from those jurisdictions will be subject to the U.S. income tax rate if those earnings are repatriated; however, the earnings from foreign subsidiaries for the years ended December 31, 2016 and 2015 represented less than 1% of our pre-tax net income, and any amount of cash taxes due if these amounts were repatriated are not material to us. The deferred tax liability of $2.8 million that was recorded by Arnold in the third quarter after its management team determined that a portion of their foreign earnings should be repatriated represented 1.8% of our consolidated deferred tax liability balance at December 31, 2016. We believe that the disclosures in our liquidity section address our ability to generate cash to meet existing and known or reasonably likely cash requirements and give investors sufficient detail by providing a historical and prospective analysis of our financial condition. Since the repatriation of foreign earnings by Arnold does not indicate a trend and the operations of the foreign controlled corporations of our businesses have an immaterial impact on our liquidity and capital resources, we do not intend to include further disclosure in our discussion and analysis in our Form 10-K that relates to such operations.

3.
Please help us better understand the facts and circumstances that led to your determination that these funds should be repatriated and correspondingly the amount to repatriate. Please tell us how you were able to conclude that the remainder of your undistributed earnings of foreign subsidiaries should continue to be considered to be indefinitely reinvested pursuant to ASC 740-30-25-17. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Also, provide the disclosures called for by 740-30-50-2 related to undistributed foreign earnings.

As the Staff noted, in our September 30, 2016 10-Q, we disclosed that the management at our Arnold subsidiary changed their previously asserted tax position that Arnold planned to permanently re-invest foreign earnings of its controlled foreign corporations, resulting in the recording of a deferred tax liability at September 30, 2016 of $2.8 million. Prior to the third quarter of 2016, the domestic subsidiaries of Arnold had various intercompany loans in place with certain foreign subsidiaries of Arnold that the foreign subsidiaries paid down over a period beginning in 2005. The majority of these loans were originally used by Arnold to make various acquisitions prior to the acquisition of Arnold by the Company in 2012. All intercompany loans between the domestic and foreign subsidiaries of Arnold were fully paid off as of August 2016. In connection with the 2017 forecasting process, Arnold’s management determined that Arnold would be unable to service their intercompany debt obligations with the Company solely from domestic operations, and that it would be necessary to repatriate a portion of the cash of foreign subsidiaries to supplement the cash from operations at the domestic Arnold subsidiaries. As a result, we could no longer assert that all Arnold's historical and future earnings at foreign subsidiaries would be permanently reinvested as permitted under the exception in ASC 740-30-25-17, resulting in the establishment of a deferred tax liability at Arnold, and the effective tax rate for consolidated earnings at Arnold will be at a worldwide rate prospectively.

As we noted in our response to the preceding comment above, we do not believe that the undistributed earnings of our other foreign subsidiaries are material enough to require disclosure since the net effect of repatriation would not materially impact our liquidity position. Each of our businesses that has foreign subsidiaries and asserts that earnings from foreign operations are indefinitely reinvested have positive cash flow from domestic operations, sufficient working capital and liquidity for both short-term and long-term domestic needs, and sufficient availability under an inter-company revolving credit facility to support this assertion. Additionally, with the exception of our Arnold business, the foreign operations of our other businesses that have elected to treat their earnings and profits as indefinitely reinvested do not have material historical foreign earnings and profits, or have established tax strategies that would make repatriation of these earnings economically inefficient. We will continue to evaluate the foreign earnings of the controlled foreign corporations of our businesses at each reporting period and include disclosure as necessary.

We hope that you will find our response to the comments of the Commission’s Staff satisfactory. If further information regarding any aspect of this response letter is required, please contact Ryan J. Faulkingham at (203) 221-1703 or Toby D. Merchant at (513) 361-1200.

Sincerely,

/s/ Ryan J. Faulkingham____________
Ryan J. Faulkingham
Chief Financial Officer

cc:	Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
Mr. Toby D. Merchant, Squire Patton Boggs (US) LLP